Exhibit 99.1

ASX/Media Release

28 November 2017

PRIMA BIOMED BECOMES IMMUTEP

Sydney, 28 November 2017—We refer to shareholder approval granted at the Company’s Annual General Meeting held on 17 November 2017 to change the name of the Company from ‘Prima BioMed Ltd’ to ‘Immutep Limited’.

The Company is pleased to advise that the name Immutep Limited has been formally adopted after ASIC registration.

The ASX has been informed and the Company will trade under the new ticker IMM from 1 December 2017.

The Company will also trade under the NASDAQ ticker of IMMP.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Prima BioMed

+1 (917) 860-9404; jay.campbell@primabiomed.com.au

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com